

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Carter Glatt
Chief Executive Officer
Dune Acquisition Corporation
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL 33401

      Re: Dune Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed June 5, 2023
           File No. 001-39819

Dear Carter Glatt:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and Services

cc: Michael P. Heinz, Esq.